            Filed by: CSX Transportation, Inc., Norfolk Southern Railway Company
                                               and Consolidated Rail Corporation
                                                            Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                  Subject Company: Consolidated Rail Corporation
                     Commission File Nos.: 1-3359, 1-743, 1-3744, 1-4793, 1-5462

On July 27, 2004, CSX Transportation, Inc., Norfolk Southern Railway Company and Consolidated Rail Corporation issued a joint press release announcing the correct record date for their solicitation of consents of holders of Conrail's equipment trust certificates and pass through trust certificates. The text of the joint press release follows:

FOR IMMEDIATE RELEASE
July 27, 2004

                                               Contacts:     Adam Hollingsworth
                                                             904-366-2949
                                                             CSX Corp.

                                                             Bob Fort
                                                             757-629-2710
                                                             Norfolk Southern
                                                              Corp.
                                                             (Media inquiries)

                                                             Leanne Marilley
                                                             757-629-2861
                                                             Norfolk Southern
                                                              Corp.
                                                             (Investor
                                                               inquiries)

                                                             Jonathan M. Broder
                                                             215-209-5020
                                                             Consolidated Rail
                                                              Corp.



      CONRAIL, CSXT AND NSR ANNOUNCE CORRECT RECORD DATE OF JULY 23, 2004
          FOR PREVIOUSLY ANNOUNCED SECURED DEBT CONSENT SOLICITATION

WASHINGTON D.C. - Consolidated Rail Corporation (Conrail), CSX Transportation, Inc. (CSXT) and Norfolk Southern Railway Company (NSR) previously announced, in a joint press release dated July 26, 2004 that, among other things, Conrail had begun soliciting consents relating to its outstanding equipment trust certificates and pass through trust certificates. Conrail, CSXT and NSR announced today that the correct record date for the solicitation of these consents is July 23, 2004.

Morgan Stanley & Co. Incorporated is the solicitation agent for the secured debt consent solicitation.

CSX Corporation (CSX), based in Jacksonville, Fla., owns the largest rail network in the eastern United States. CSXT and its 34,000 employees provide rail transportation services over a 23,000 route-mile network in 23 states, the District of Columbia and two Canadian provinces. CSX also provides intermodal and global container terminal operations through other subsidiaries.

Norfolk Southern Corp. (NSC) through its NSR subsidiary operates 21,500 route miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing connections to western rail carriers. NSC operates an extensive intermodal network and is the nation's largest rail carrier of automotive parts and finished vehicles.

Conrail is a principal freight railroad in the Northeastern United States, and is indirectly owned 58% by NSC and 42% by CSX.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Secured debt consent solicitation materials will be mailed to holders of Conrail's equipment trust certificates and pass through trust certificates, as the case may be, in connection with the secured debt consent solicitation. These documents will contain important information about the consent solicitation. INVESTORS AND HOLDERS OF CONRAIL'S EQUIPMENT TRUST CERTIFICATES AND PASS THROUGH TRUST CERTIFICATES, AS THE CASE MAY BE, ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Questions and requests for assistance or for additional copies of the secured debt consent solicitation materials may be directed to the Information Agent, Innisfree M&A Incorporated at (877) 456-3507. Banks and brokers may call collect at (212) 750-5833.


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